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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Rexahn Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

761640 10 1

(CUSIP Number)

Cheol-Man Baik
KT&G Corporation
100 Pyoungchon-dong Daekeok-gu
Taejon City, Korea 306-130
011-82-2-3404-4521

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-----------------------------------------------

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 761640 10 1		Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS KT&G Corporation	Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES	7	SOLE VOTING POWER 5,071,430
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,071,430
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,071,430
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.58%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 761640 10 1		Page 3 of 9 Pages

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on May 23, 2005 with the Securities and Exchange Commission by KT&G Corporation, a Korean corporation (“KT&G”).

This Amendment is filed with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Rexahn Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), to reflect information required by Rule 13d-2 under the Securities and Exchange Act of 1934, as amended, with respect to KT&G’s beneficial ownership of the Common Stock.  The Issuer’s principal executive office is located at 9620 Medical Center Drive, Rockville, MD 20850.

Item 2.	Identity and Background.

Item 2 is hereby amended in its entirety as follows:

The person filing this statement (the “Reporting Person”), the executive officers and directors of the Reporting Person (the “Additional Persons”) and the information in respect of the Reporting Person and the Additional Persons are as follows:

(a)           The name of the Reporting Person is KT&G Corporation.  The names of the Additional Persons are set forth in Schedule A to this statement, which is incorporated herein by reference in its entirety.

(b)           The principal business address of KT&G is 100 Pyoungchon-dong, Daedeok-gu, Taejon City, Korea 306-130.

(c)           The principal business of KT&G is the production and sale of cigarettes, primarily in Asia. The business or residential address and present principal occupation or employment (including the name and address of the corporation or organization in which such employment is conducted) of each Additional Person is set forth in Schedule A to this statement, which is incorporated herein by reference in its entirety.

(d)           During the last five years, neither KT&G nor, to the knowledge of KT&G, any of the Additional Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither KT&G nor, to the knowledge of KT&G, any of the Additional Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which KT&G or any of the Additional Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 761640 10 1		Page 4 of 9 Pages

(f)           KT&G is a corporation organized under the laws of the Republic of Korea.  All of the Additional Persons are citizens of the Republic of Korea.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

The total amount of funds required by KT&G to acquire the securities reported herein is $3,000,001.20.  If KT&G in fact purchases such securities, it expects to fund such purchase out of its working capital on hand.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On November 19, 2007, KT&G and the Issuer entered into a Securities Purchase Agreement (the “KT&G Securities purchase Agreement”).  Pursuant to the KT&G Securities Purchase Agreement, KT&G agreed to purchase, upon and subject to the terms and conditions stated therein, (i) 2,142,858 shares of Common Stock and (ii) a warrant (the “Warrant”) to acquire up to 428,572 shares of Common Stock at an exercise price of $1.80 per share, for aggregate cash consideration of $3,000,001.20.  The obligation of KT&G to purchase the securities from the Issuer under the KT&G Securities Purchase Agreement is subject to the Issuer’s receipt of binding commitments from third parties to purchase an additional $5,000,000 of Common Stock and warrants on terms no less favorable than those applicable to KT&G.    The KT&G Securities Purchase Agreement will terminate if the closing thereunder has not occurred on or prior to December 31, 2007.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby supplemented as follows:

(a)           As a result of the execution of the KT&G Securities Purchase Agreement, KT&G acquired beneficial ownership of (a) 2,142,858 additional shares of Common Stock subject to purchase by it pursuant to the KT&G Securities Purchase Agreement, and (b) 428,572 additional shares of Common Stock subject to purchase by it upon exercise of the Warrant subject to purchase by it pursuant to the KT&G Securities Purchase Agreement.  Consequently, as a result of the execution of the KT&G Securities Purchase Agreement, KT&G’s beneficial ownership increased from 2,500,000 shares of Common Stock to 5,071,430 shares of Common Stock.  Such shares constitute beneficial ownership by KT&G of 9.58% of the outstanding Common Stock, based on information relating to the number of outstanding shares of Common Stock outstanding on November 23, 2007 as set forth in the Information Statement on Schedule 14C filed by the issuer on November 21, 2007.

SCHEDULE 13D
CUSIP No. 761640 10 1		Page 5 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

KT&G Securities Purchase Agreement

As noted in Item 4 above, on November 20, 2007, KT&G and the Issuer entered into the KT&G Securities Purchase Agreement, pursuant to which KT&G agreed to purchase, upon and subject to the terms and conditions stated therein, (i) 2,142,858 shares of Common Stock and (ii) the Warrant to acquire up to 428,572 shares of Common Stock at an exercise price of $1.80 per share, for aggregate cash consideration of $3,000,001.20.  The obligation of KT&G to purchase the Issuer’s securities under the KT&G Securities Purchase Agreement is subject to customary terms and conditions, and to the Issuer’s receipt of binding commitments from third parties to purchase an additional $5,000,000 of the Common Stock and warrants on terms no less favorable than those applicable to KT&G.  The KT&G Securities Purchase Agreement will terminate if the closing thereunder has not occurred on or prior to December 31, 2007.

The KT&G Securities Purchase Agreement contains customary representations, warranties and covenants.  The KT&G Securities Purchase Agreement accords KT&G “full ratchet” anti-dilution protection for a period of two years following the closing of its purchase of the Common Stock.  This means that if the Issuer issues a share of Common Stock at a purchase price of less than $1.40 per share during the relevant period, the Issuer will be obligated to issue an additional number of shares of Common Stock to KT&G such that its effective purchase price per share equals the lowest such price at which the Issuer issues any share of Common Stock.  In addition, the KT&G Securities Purchase Agreement obligates the Issuer to take commercially reasonable efforts to list the Common Stock on the American Stock Exchange within the next three years.

Warrant

The Warrant will be exercisable for a term of three years following its issuance to KT&G.  The Warrant includes customary terms providing for adjustment of the exercise price and the number of shares subject to receipt upon exercise that are applicable in the event of stock splits, stock dividends, pro rata distributions, fundamental transactions and the like.  The Warrant also is subject to “full ratchet” anti-dilution protection.  This means that if the Issuer issues a share of Common Stock at a purchase price of less than $1.80, the exercise price of the Warrant will be reduced to the lowest such price at which any share of Common Stock is issued.  Certain securities issuances by the Issuer will not trigger this anti-dilution protection.

SCHEDULE 13D
CUSIP No. 761640 10 1		Page 6 of 9 Pages

Registration Rights Agreement

Upon closing of the securities issuances to KT&G pursuant to the KT&G Securities Purchase Agreement, the Issuer will enter into a Registration Rights Agreement with KT&G pursuant to which the Issuer will agree to file a registration statement with the Securities and Exchange Commission covering the resale of the Common Stock to be issued pursuant to the KT&G Securities Purchase Agreement and upon exercise of the Warrant to be issued pursuant to the KT&G Securities Purchase Agreement.  The Issuer will be obligated to file such resale registration statement with the Securities and Exchange Commission no later than 60 days after the Common Stock is listed for trading on the American Stock Exchange.  If the Issuer fails to file the resale registration statement by such date, or if the Issuer fails to take certain other actions required under the KT&G Securities Purchase Agreement, the Issuer will be obligated to pay to KT&G each month, as liquidated damages, an amount equal to 2% of the amount of its investment pursuant to the KT&G Securities Purchase Agreement.  If the Issuer fails to pay the liquidated damages when and as due, the Issuer will be obligated to pay interest thereon at a rate of 18% per annum.

The above description is not a complete statement of the parties’ rights and obligations under the KT&G Securities Purchase Agreement, the Warrant and the Registration Rights Agreement and is qualified in its entirety by reference to such documents, copies of which are attached hereto as Exhibits.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.
Securities Purchase Agreement, dated as of November 19, 2007, by and between Rexahn Pharmaceuticals, Inc. and KT&G Corporation, included as Exhibit 10.1 to Issuer’s Form 8-K filed November 21, 2007, is incorporated herein by reference.

Exhibit 2.	Form of Warrant for issuance to KT&G Corporation included as Exhibit 10.2 to Issuer’s Form 8-K filed November 21, 2007, is incorporated herein by reference.

Exhibit 3.
Form of Registration Rights Agreement for execution between Rexahn Pharmaceuticals, Inc. and KT&G Corporation included as Exhibit 10.3 to Issuer’s Form 8-K filed November 21, 2007, is incorporated herein by reference.

SCHEDULE 13D
CUSIP No. 761640 10 1		Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2007

/s/ Hyo-Jin Oh
Name: Hyo-Jin Oh
Title: Investment Manager
New Business Office
KT&G Corporation

SCHEDULE 13D
CUSIP No. 761640 10 1		Page 8 of 9 Pages

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF KT&G CORPORATION

The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of KT&G. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o KT&G Corporation, 100 Pyoungchon-dong Daedeok-gu, Taejon City, Korea 306-130.

Name	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Young-Kyoon Kwak	Chairman and Chief Executive Officer of KT&G

Cheol-Man Baik	Associate Director of Growth Business Headquarters of KT&G

Kwang-Youl Lee	Senior Managing Director and Chief Marketing Officer of KT&G

Young-Jin Min	Senior Managing Director and Chief Production Officer of KT&G

Jin-Hyun Kim	Chief Visiting Professor
(Outside Director)	Korea International Trade Association (Non-Profit Business Association)
102-901 Gaepo-Jai APT Gaepo-dong Gangnam-gu
Seoul, Korea 135-241 (Residence)

Yong-Chan An	Vice President
(Outside Director)	Aekyung Industrial Co., Ltd. (For-Profit Company)
83 Guro-dong, Guro-gu
Seoul, Korea 152-050 (Business)

Yoon-Jae Lee	Chairman
(Outside Director)	KOREI, Inc (For-Profit Consulting Firm)
703 Kwanghwamun B/D, 211 Sejingno, Jongno-gu
Seoul, Korea 110-730 (Business)

Chang-Woo Lee	Professor
(Outside Director)	Seoul National University (Educational Institution)
703 LG B/D, Business Administration of Seoul National University, San 56-1, Sillim-dong, Gwanak-gu
Seoul, Korea 151-916 (Business)

SCHEDULE 13D
CUSIP No. 761640 10 1		Page 9 of 9 Pages

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Kyung-Jae Lee	Visiting Professor
(Outside Director)	Dongyang University (Educational Institution)
1-1005 Hwarang APT Yoido-dong Yeongdeungpo-gu, Seoul, Korea 150-010 (Residence)

Kiu-Weon Kim	Professor
(Outside Director)	Yeungnam University (Educational Institution)
Dept. of Horticulture of College of Natural Resources of Yeungnam University,
214-1 Dae-dong, Gyeongsan, Gyeongsangbuk-do, Korea 712-749 (Business)

Sun-Gak Cha	Vice President
(Outside Director)	The National Council of YMCAs of Korea (Non-Profit Community Service Organization)
698-8 Yi-dong Sangnock-gu, Ansan, Korea 426-160 (Residence)

Choong-Sup Kim	Visiting Professor
(Outside Director)	Korea University (Educational Institution)
105-103 Woo bang villa Gumi-dong, Bundang-Gu, Seongnam, Korea 463-809 (Residence)

Warren G. Lichtenstein	Chairman
(Outside Director)	Steel Partners II , L.P.(For-Profit Company)
590 Madison Avenue, 32nd Floor
New York, NY 10022 (Business)